Exhibit 99.B(d)(2)

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
between
THE VICTORY INSTITUTIONAL FUNDS
and
VICTORY CAPITAL MANAGEMENT INC.
Dated August 1, 2013

Name of Fund	Fee*	Last Approved	Must Be Approved By
Institutional Diversified Stock Fund	0.50%		December 31, 2014

Current as of August 1, 2013

THE VICTORY INSTITUTIONAL FUNDS

By:	/s/ Michael Policarpo
Name:	Michael Policarpo
Title:	President

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ David Brown
Name:	David Brown
Title:	Chief Executive Officer

*  Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily or contractually waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.